

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Jean M. Sera
Senior Vice President and General Counsel
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

Re: Avis Budget Group, Inc.
Form 8-K
Exhibit No. 10.1
Filed November 9, 2020
File No. 001-10308

Dear Ms. Sera:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance